Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On November 2, 2011, Nalco Holding Company (“Nalco”) held a conference call to discuss its third quarter 2011 financial results.  The following are excerpts from the transcription of the conference call relating to the proposed merger between Nalco and Ecolab Inc. (“Ecolab”).

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Ryan Connors - Janney Montgomery Scott - Analyst

Thank you. Erik, I wonder if you could touch on the competitive dynamics as the business combination with Ecolab approaches and specifically wanted to get your thoughts on the GE water diversity alliance. I mean, obviously, on the surface, given the timing, it looks like a direct competitive response to the merger, so I'd be interested to get your thoughts on that alliance and what you think it means for the competitive dynamics going forward.

Erik Fyrwald - Nalco Holding Co - Chairman and CEO

Sure. A few thoughts about this. First of all, I think that that response helps validate the benefits of putting water and cleaning and sanitization solutions together. I think customers have value for that. I think it makes a lot of sense, and I think this is further validation of that. Second point would be that my experience is that collaborations like this are much easier to do within a company where the goals are aligned versus an alliance across 2 companies.

And I'd also add that we have had an alliance with diversity in the past, and all I'll say is that I like our chances, together with Ecolab, to create the strongest value proposition for the customer. We're both number 1 (inaudible), I think we'll be even stronger. In fact, I've had the chance to visit a number of customers in the Food & Beverage industry and Institutional, with Ecolab reps and with our reps, and I can tell you that the customers are very, very excited about what we can bring together. So I'm very pleased about our coming together, and I'm very pleased about our chances relative to our competition.

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Avi Rejinron - Credit Suisse - Analyst

Hi. This is [Avi Rejinron] calling in for John McNulty. Good morning. Quick question on the Ecolab integration. So your integration team has been working on a review of opportunities for a couple of months now, and at Ecolab's Investor Day you talked about roughly $75 million in synergy opportunities by 2013 or so. Do you have any updates to this? And also, could you talk a little about some of the cross-selling and adjacent growth opportunities you see, say, looking out to the middle of the decade?

Erik Fyrwald - Nalco Holding Co - Chairman and CEO

Yes, so we're not changing our numbers at all. But what I can tell you is that we -- as the integration teams dig in, both on the cost side and the revenue side, not only are we getting more specific about the opportunities and defining them and the plans to make them happen, but we're seeing more opportunities than we expected. So I think that you'll be pleased with our ability to hit the numbers that we've talked about publicly. I think you'll be pleased with the timing of the beginning of starting to see gains and very confident of what's going to happen there.

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On the cross-selling opportunities, again, I mentioned before that I've been out with some customers, with our reps, with Ecolab reps. I can tell you that now we're getting very specific about what accounts we go to first. The energy, the enthusiasm in our sales force and Ecolab's sales force to get the deal closed and get out there and open doors for each other, both directions, is very high, particularly in Food & Beverage and Institutional. And the concepts that we're developing around solutions, what we can bring to add value to the customers, is getting very clear, very exciting to people that we're ready to go out there and provide them. Of course, with the Hart-Scott-Rodino and the SEC approvals, we're able to get into more specifics about what we can do together. And what I'll say is the enthusiasm is building, and we'll be ready to go later this year when we close.

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David Rose - Wedbush Securities - Analyst

Good morning. I have two quick questions, if I may. The first is on the gas shale, gas and oil shale contract. How much of that is related to green chemistries? Is this part of your green-chemistry initiative, one? Is it recovery? I'm assuming there's a part recovery, and how much of it is, if any, water treatment on the produced-water side? And then lastly, if you can talk about the acquisition opportunity set that you see in front of you, post-closure?

Erik Fyrwald - Nalco Holding Co - Chairman and CEO

So starting off with your question about the gas and oil shale contract. It's a very attractive contract for us. It's very important business. It involves, certainly, some of our greening products. We continue to come out with products that are performance, high-performance and greener. It does involve some water treatment. Obviously, that's part of the value that we bring to that marketplace. And we'll continue to build out that portfolio of technologies going forward for the oil and gas shale. In terms of acquisitions, we see continued opportunities to do bolt-on acquisitions as we've done in the past. With the strong balance sheet that Ecolab brings, the combination, we'll be able to execute on more of those.

I think we've had a good record of very attractive bolt-ons that we've been able to lever with our global sales force, whether it's the Crossbow Water pre-treatment acquisition that we did in Water Services that we've done. Not only been able to grow that nicely, but we've done other similar bolt-ons in other geographies. For our TIORCO Enhanced Oil Recovery and Fab-Tech Enhanced Oil Recovery equipment, bolt-ons that we did in Energy Services that's have played out extremely well now that we've got a leading Enhanced Oil Recovery capability, which has tremendous growth opportunities, and we're starting to deliver on that. We see those types of bolt-on opportunities in our Water and Energy Services business that we will be able to do more of after the close of the deal with Ecolab.

David Rose - Wedbush Securities - Analyst

So I'm assuming within a quarter or two, you should be able to execute on a couple bolt-on acquisitions.

Erik Fyrwald - Nalco Holding Co - Chairman and CEO

You will see some bolt-on acquisitions in 2012.

David Rose - Wedbush Securities - Analyst

Great. Thank you, Erik.

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Rosemarie Morbelli - Gabelli & Company - Analyst

Erik, you talked about the slowdown in the steel industry in Europe. Could you touch, even though it may not be affecting you fully, could you touch on other industries that could eventually, if they kept going down, affect your business?

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Erik Fyrwald - Nalco Holding Co - Chairman and CEO

Yes, Rosemarie. Again, we're not seeing any fall-off in our business. It continues very strong. I think that's important to put out there first, because we're continuing to grow the markets. We put a lot more of our resources into BRIC-Plus markets that are still continuing to grow nicely. We're expanding our market share, and we're bringing more value to the marketplace. So I think that's important up front. However, we are seeing indications of future slowdown in areas like steel in Europe. Steel is in the low single digits in terms of what part of our business it is in Europe, so that's not a big area of exposure for us. But I think it is an indication that there could be challenges ahead there.

The paper industry in Europe, talked about it before, that's an area that hasn't been growing for us. We don't expect that to grow for us, but we're overcoming that with fast growth in paper in Latin America, North America, and Asia-Pacific with our new technologies. But I think we can hold our own in Europe through this economic challenge period. So I would say that steel and paper would be examples. I think there'll be continued shift of refining from capacity from Europe to the Middle East and other areas where they start up new world-class facilities.

Our view is that we plan to be there with the new capacity and at least capture our same share, if not more. So we see that not as a negative, as a potential opportunity for us. But those would be the biggest areas I would look to now that could be softening, but our position is that we're going to drive our business. We're going to go out there with increased value on our services and technology. With the Ecolab combination, that opens up more opportunity in the Food & Beverage and Institutional offerings from both companies. And with all that, we think that there's more opportunity for growth, not less, for our Company.

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 Erik Fyrwald - Nalco Holding Co - Chairman and CEO

 Well, great. Then let me close by saying that first of all, I thank you for joining us for what I hope was a helpful discussion of what we feel a very strong quarter and a momentum that continues to build. We continue to build on our volume growth, taking a stronger position in the marketplace, our pricing growth, as we talked about. Material costs have started to abate, and as you've mentioned, in some areas, that they're starting to decline. All that's attractive to us continuing to build our momentum.

As this will likely be Nalco's last call as a standalone public Company, I feel great about the strength of our leadership team, our clear focus on big opportunities that really make a difference, and the performance and momentum we are bringing to the combination with Ecolab. And I'll tell you, this combination will only make us stronger. And we look forward to the exciting times ahead and hope that you will continue to join us on this new journey. Thank you very much.

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